

UNITED<br>
SECURITIES AND EXCI<br>
Washington,


08025400

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

MM/DD/YY                                             MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vasiliou & Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 South Pointe Drive, Suite 3602

(No. and Street)

| Miami | Florida | 33139 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel                                 (212) 509-7800

(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.

(Name -- if individual, state last, first, middle name )

| 4 Becker Farm Road | Roseland | New Jersey | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant<br>
☐ Public Accountant<br>
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

*Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

# OATH OR AFFIRMATION

I, ___Howard Spindel_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Vasiliou & Company, Inc_____, as of ___December 31_____,20_07_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**VASILIOU & COMPANY, INC.**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2007

# VASILIOU & COMPANY, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

# Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Vasiliou & Company, Inc.

We have audited the accompanying statement of financial condition of Vasiliou & Company, Inc. (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Vasiliou & Company, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 19, 2008

Affiliated Offices Worldwide

# VASILIOU & COMPANY, INC.

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2007**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 1,003 |
| Receivable from clearing broker | | 277,431 |
| Securities owned, at fair value | | 953 |
| Office equipment, net | | 3,332 |
| Other assets | | 4,839 |
| | $ | 287,558 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 15,000 |
| **Stockholder's equity** | | |
| Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares | | 60,000 |
| Additional paid-in capital | | 1,196,933 |
| Accumulated deficit | | (984,375) |
| Total stockholder's equity | | 272,558 |
| | $ | 287,558 |

# VASILIOU & COMPANY, INC.

## NOTES TO FINANCIAL STATEMENTS

---

### 1. Description of organization and nature of operations

Vasiliou & Company, Inc. (the "Company") is a corporation organized under the laws of the state of New York on August 13,1986 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business activity is primarily comprised of the purchase and sale of securities for its own account.

### 2. Summary of significant accounting policies

*Valuation of Securities Owned, at Fair Value*

The Company values its marketable securities owned at their last sales price and values its non-marketable securities at fair value determined by management.

*Translation of Foreign Currency*

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the period-end exchange rates. Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The effects of changes in foreign exchange rates are not reflected as separate items in the statement of operations.

*Revenue and Expense Recognition from Securities Transactions*

Principle transactions consist of securities transactions with related revenues and expenses recorded on a trade-date basis.

*Office Equipment*

Office equipment is stated at cost less accumulated depreciation. The Company will provide for depreciation principally using the straight-line method over an estimated useful life of three years. At December 31, 2007, accumulated depreciation was $4,245. Depreciation expense for the year ended December 31, 2007 was $1,666.

*Income Taxes*

The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for the federal tax on corporate income and receives the benefit of corporate losses.

*Fair Value of Financial Instruments*

The fair value of the Company's assets and liabilities, which qualify as financial instruments under SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," approximate the carrying amounts presented in the balance sheet.

# VASILIOU & COMPANY, INC.

## NOTES TO FINANCIAL STATEMENTS

---

### 2. Summary of significant accounting policies (continued)

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

### 3. Retirement plan

The Company has a defined contribution retirement plan, which covers all employees that meet certain eligibility requirements. Contributions to the plan are made at the discretion of the Company's Board of Directors. The Company made no contributions to the plan during the year ended December 31, 2007.

### 4. Receivable from clearing broker

Receivable from clearing broker consists primarily of cash held in the Company's clearing account.

### 5. Net capital requirement

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company's net capital was approximately $239,000, which was approximately $139,000 in excess of its minimum requirement of $100,000.

### 6. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

# VASILIOU & COMPANY, INC.

## NOTES TO FINANCIAL STATEMENTS

---

### 7. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. The clearance agreement also requires that the Company maintain net capital of at least $100,000.

In addition, the receivable from clearing broker is pursuant to this clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

### 8. Liquidity and financial support

At December 31, 2007, the Company had an accumulated deficit of approximately $985,000 and negative cash flows from operations of approximately $102,000. For the year ended December 31, 2007, the Company incurred losses of approximately $59,000.

The Company's operations are dependent upon the continued financial support of its principal stockholder. The stockholder has committed to fund the operations of the Company at least through January 1, 2009.

### 9. Other income

During August 2007, the Company received a special payment of $35,000 from the Financial Industry Regulatory Authority in connection with the consolidation of the regulatory function of the New York Stock Exchange and the National Association of Securities Dealers. This payment is non-recurring.

